June 12, 2025

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attention: Lory Empie and John Nolan

Re: MVB Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 001-38314

Dear Ms. Empie and Mr. Nolan:

On behalf of MVB Financial Corp. (the “Company”), please find our response to the comment set forth in the letter to the Company from the staff (the “Staff”) of the Securities and Exchange Commission dated June 3, 2025. For your convenience, we have reproduced the Staff’s comment below in italics, followed by the Company’s response.

Form 10-K filed March 13, 2025
Funding Sources, page 47

1.We note your disclosure that gaming deposits totaled $227.6 million and $354.1 million at December 31, 2024 and 2023. Please revise your future filings to quantify all Fintech deposits. Additionally, provide a greater understanding of the nature of these gaming deposits and how they arise in your operations. For instance, describe the activities and factors causing an increase or decrease in your gaming deposits from period to period and whether they relate to digital gaming accounts, online sportsbooks or some other point-of-service.

Company Response:

We acknowledge the Staff’s comment and will revise our future filings consistent with the requested disclosures.

Specifically, in addition to quantifying our broader Fintech deposits, we will provide a more detailed explanation of the activities and factors causing changes in our gaming deposits, including whether they relate to digital gaming accounts, online sportsbooks, or other points of service. Set forth below is a sample revision of the original disclosure that we provided under Funding Sources at page 47 of our Form 10-K for the fiscal year ended December 31, 2024 that we believe incorporates your feedback and would be included in future filings, updated as appropriate for then current period results (the text in bold and underline represents the proposed revisions):

The Bank considers a number of alternatives, including but not limited to deposits, short-term borrowings and long-term borrowings, when evaluating funding sources. Deposits continue to be the most significant source of funds, totaling $2.69 billion, or 97.2% of funding sources, at December 31, 2024, versus $2.90 billion, or 97.1% of such funding sources, at December 31, 2023.

Of these amounts, Fintech deposits totaled $964.1 million and $1.25 billion at December 31, 2024 and 2023, respectively. The decrease in Fintech deposits is primarily attributable to decreases in gaming deposits to $227.6 million at December 31, 2024 from $354.1 million at December 31, 2023 and in digital asset deposits to $22.6 million at December 31, 2024 from $188.4 million at December 31, 2023. Gaming deposits generally represent online sportsbook accounts, and the decrease from the prior year is primarily due to a $166.2 million decrease in our largest online sportsbook client resulting from on-balance sheet deposit management.

Borrowings, consisting of subordinated debt, senior term loan and other borrowings represented 2.7% of funding sources at December 31, 2024 and December 31, 2023. Repurchase agreements, which are available to large corporate customers, represented 0.1% and 0.2% of funding sources at December 31, 2024 and 2023, respectively.

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Do not hesitate to contact me at (304) 594-3516 should you have any further questions regarding this response.

Sincerely,

/s/ Donald T. Robinson
Donald T. Robinson
President and Chief Financial Officer